SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Eletrobrás sign a strategic cooperation agreement

(Rio de Janeiro, September 21, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that Eletrobrás and Petrobras signed today, 21 September, an Agreement of Strategic Cooperation to develop studies and projects in the area of electrical energy generation, in Brazil and abroad. The agreement was signed this morning during a ceremony at the Ministry of Mines and Energy, in Brasilia, in the presence of the minister Silas Rondeau and the presidents of Petrobras, José Sérgio Gabrielli de Azevedo, and of Eletrobrás, Aloisio Vasconcelos. One of the objectives of the agreement is to solve the energy needs of the country, combining the use of natural gas, other fossil fuels and other sources of energy, such as hydroelectric and nuclear.

The partnership will develop demand and supply planning studies for the requirements of electrical energy, natural gas, fossil fuels and other sources of energy; studies for the optimization of hydrothermal systems; studies and implementation of integrated projects of electrical energy production aimed at the Amazonian region; technical and technological exchange between both the companies and economic-financial analysis of projects of electrical production, exploration and natural gas transportation. The agreement also foresees the integration of the Cepel and Cenpes projects, the research centers of Eletrobrás and Petrobras, respectively, and the energy conservation programs (Procel and Conpet), developed by the companies.

With this cooperation agreement, Petrobras and Eletrobrás are prepared to share information referring to the development, implementation and operation of their businesses. The signed agreement is valid for five years and also allows the possibility of the participation of third parties in the development of the studies and projects, subject to agreement between both companies. The document also foresees the constitution of an Advisory Board, with the participation of five representatives from Eletrobrás and five representatives from Petrobras.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.